Exhibit 99.2

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 31, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby constitutes and appoints Mr. Roni Giladi, Mr. Roni Al Dor and Ms. Keren Peer, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Common Shares, par value 0.01 Euros per share, of Sapiens International Corporation N.V. (the “Company”) held of record in the name of the undersigned at the close of business on November 25, 2024 at the 2024 Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held at the Company’s executive offices located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, on Tuesday, December 31, 2024 at 5:00 pm (local time), and at any adjournments or postponements thereof, on the matters listed on the reverse side of this proxy card, which are more fully described in the Notice of, and Proxy Statement for, 2024 Annual General Meeting of Shareholders of the Company.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The proxy statement describing the proposals listed on the reverse side and providing additional logistical information with respect to voting at the Meeting is available for viewing, printing and downloading at www.sapiens.com.

(Continued and to be signed on the reverse side)

	PROPOSAL	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1. To re-elect the following persons as directors of the Company for a one-year term expiring at the Company’s next annual general meeting of shareholders:	☐	☐	☐
	(a) Guy Bernstein	☐	☐	☐
	(b) Roni Al Dor	☐	☐	☐
	(c) Eyal Ben-Chelouche	☐	☐	☐
	(d) Yacov Elinav	☐	☐	☐
	(e) Uzi Netanel	☐	☐	☐
	(f) Naamit Salomon	☐	☐	☐

	2. Approval of the Company’s audited Consolidated Balance Sheets, Consolidated Statements of Operations (profit and loss account) and Cash Flows as of, and for the year ended, December 31, 2023	☐	☐	☐

	3. Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global (“EY Israel”), as the Company’s independent auditor for the year ending December 31, 2024 and the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s Board of Directors, with the right to delegate such authority to the audit committee thereof, to fix EY Israel’s compensation in accordance with the nature of EY Israel’s services	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.